EXHIBIT 12.1

Murphy Oil Corporation and Consolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (unaudited)

(Thousands of Dollars)

	Three Months Ended Mar. 31, 2004	Year Ended December 31,
		2003	2002	2001	2000	1999
Income from continuing operations before income taxes	$139,828	374,205	122,067	437,342	406,086	153,185
Distributions (less than) greater than equity in earnings of affiliates	(665)	(209)	(3)	(365)	(34)	64
Previously capitalized interest charged to earnings during period	3,839	10,457	7,748	3,450	3,507	3,146
Interest and expense on indebtedness, excluding capitalized interest	10,036	20,511	26,968	19,006	16,337	20,274
Interest portion of rentals*	2,046	9,857	9,445	7,953	5,808	3,267

Earnings before provision for taxes and fixed charges	$155,084	414,821	166,225	467,386	431,704	179,936

Interest and expense on indebtedness, excluding capitalized interest	10,036	20,511	26,968	19,006	16,337	20,274
Capitalized interest	4,252	37,240	24,536	20,283	13,599	7,865
Interest portion of rentals*	2,046	9,857	9,445	7,953	5,808	3,267

Total fixed charges	$16,334	67,608	60,949	47,242	35,744	31,406

Ratio of earnings to fixed charges	9.5	6.1	2.7	9.9	12.1	5.7

*	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

Ex. 12-1